UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 3
                                       TO
                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        COLORADO WYOMING RESERVE COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    628652109
                         -------------------------------
                                 (CUSIP Number)

           Kim M. Fuerst                                  With copies to:
           President and                            Patricia M. Mitchell, Esq.
      Chief Executive Officer                       Davis, Graham & Stubbs LLP
c/o Trinity Petroleum Management LLC                370 17th Street, Suite 4700
      1801 Broadway, Suite 600                        Denver, Colorado  80202
       Denver, Colorado 80202                             (303) 892-9400
           (303) 296-1908


--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                DECEMBER 30, 1998
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     628652109             SCHEDULE 13D       Page   2   of   6  Pages
         -------------------                                -----    ----


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   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            James E. Moore Revocable Trust U/D/T dated July 28, 1994, James E. Moore, Trustee
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) |_|

                                                                (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

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   4     SOURCE OF FUNDS*

            PF (See ITEMS 3 and 4)
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                      |_|

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            California
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       NUMBER OF         7   SOLE VOTING POWER

         SHARES
                         -------------------------------------------------------
      BENEFICIALLY       8   SHARED VOTING POWER
                               250,000 (See Item 5)
        OWNED BY
                         -------------------------------------------------------
          EACH           9   SOLE DISPOSITIVE POWER

       REPORTING
                         -------------------------------------------------------
         PERSON          10  SHARED DISPOSITIVE POWER
                               250,000 (See Item 5)
          WITH
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            250,000 (See Item 5.)
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            |_|

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Approximately 9.3 percent, based upon 2,491,694 shares of Common Stock outstanding as of the date hereof, and giving effect to the 180,000 shares issuable upon exercise of warrants as further described herein.
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

            00 (Trust)
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

CUSIP No.     628652109             SCHEDULE 13D       Page   3   of   6  Pages
         -------------------                                -----    ----


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            James E. Moore
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) |_|

                                                                (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

            PF - (See Items 3 and 4)
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                      |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
       NUMBER OF         7   SOLE VOTING POWER

         SHARES
                         -------------------------------------------------------
      BENEFICIALLY       8   SHARED VOTING POWER
                               250,000 (See Item 5)
        OWNED BY
                         -------------------------------------------------------
          EACH           9   SOLE DISPOSITIVE POWER

       REPORTING
                         -------------------------------------------------------
         PERSON          10  SHARED DISPOSITIVE POWER
                               250,000 (See Item 5)
          WITH
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            250,000 (See Item 5.)
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            |_|

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Approximately 9.3 percent, based upon 2,491,694 shares of Common Stock outstanding as of the date hereof, and giving effect to the 180,000 shares issuable upon exercise of warrants as further described herein.
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

Colorado Wyoming Reserve Company                              Page 4 of 6 Pages
AMENDMENT NO. 3 TO SCHEDULE 13D                                 January 6, 1999



ITEM 1.       SECURITY AND ISSUER.

         Shares of Common Stock, par value $.01 per share (the "Shares" or "Common Stock") of:

              Colorado Wyoming Reserve Company
              c/o Trinity Petroleum Management, LLC
              1801 Broadway, Suite 600
              Denver, Colorado 80202
              (303) 296-1908

         The names and addresses of the principal executive officers of the Company are as follows:

   NAME                    TITLE                           ADDRESS

Kim M. Fuerst            President, Treasurer,           1801 Broadway, Ste 600
                         CEO & CFO                       Denver, CO 80202

Faisal Chaudhary         Secretary                       151 Toby Lane
                                                         Anaheim Hills, CA 92807


ITEM 2.       IDENTITY AND BACKGROUND.

    (a) James E. Moore Revocable Trust u/d/t July 28, 1994, James E. Moore, Trustee (the "Trust") James E. Moore, individually
    (b)       7827 Berger Avenue, Playa del Rey, California 90293
    (c)       Retired Investment Advisor; Trustee of James E. Moore
              Revocable Trust
    (d) Mr. Moore has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
    (e) Mr. Moore has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
    (f) Mr. Moore is a United States citizen. The situs of the Trust is California.


ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Effective as of December 30, 1998, the Board of Directors of the Company approved an agreement with the Trust to increase the principal amount of a bridge loan from the Trust to the Company from $120,000 to $130,000 and to extend the repayment date of such loan from January 15, 1999 to February 15, 1999. As partial consideration for such extension, the Trust received a warrant for the purchase of up to 50,000 shares of Common Stock, immediately exercisable at a price per share of the lower of (a) $1.00 or (b) the lowest price per share of Common Stock or Common Stock equivalent issued by the Company in any offering of its securities occurring prior to July 1, 1999 (the "Warrant"). The Trust used Trust funds for the purchase price of $50.00.

Colorado Wyoming Reserve Company                              Page 5 of 6 Pages
AMENDMENT NO. 3 TO SCHEDULE 13D                                 January 6, 1999



ITEM 4.       PURPOSE OF TRANSACTION.

         The Trust entered into a loan agreement with the Company, dated as of August 25, 1998 (the "Loan Agreement"), pursuant to which the Trust loaned an original principal sum of $120,000.00 to the Company. The original loan repayment date was October 31, 1998 (the "Due Date"), which was thereafter extended to November 30, 1998 and subsequently to January 15, 1999 (the "Second Extension"). Effective as of December 30, 1998, the Company's Board of Directors approved an agreement to increase the principal sum of $120,000 to $130,000 in exchange for a cash payment to the Company, and to extend further the Due Date to February 15, 1999 (the "Third Extension"). As partial consideration therefore, the Trust received the Warrant for a purchase price of $50.00. Pursuant to the Warrant Agreement, dated as of December 30, 1998, the Trust is entitled to purchase up to 50,000 shares of restricted Common Stock at the initial exercise price per share of the lower of (a) $1.00 or (b) the lowest price per share of Common Stock or Common Stock equivalent issued by the Company in any offering of its securities occurring prior to July 1, 1999.

         The agreement in connection with the Third Extension also provides for
(a) an extension of the date of the exercise price adjustment mechanism from April 1, 1999 to July 1, 1999 for all warrants previously issued to the Trust in connection with the original loan and the Second Extension (as previously disclosed in the original Schedule 13D and Amendment No. 2 filed by the Trust), and (b) the repricing of certain director stock options previously issued by the Company from $3.25 to $1.00 per share.

         Mr. Moore's beneficial equity ownership in the Company results solely from his position as settlor and trustee of the above-referenced Trust.


ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

    (a)-(b) The Trust is the beneficial owner of 250,000 shares of Common Stock, which includes warrants to purchase 180,000 Shares, presently exercisable as described above. The Trust's beneficial ownership represents approximately 9.3 percent of the Company's Common Stock. Mr. Moore may be deemed to share voting and dispositive power over such Shares with the Trust, for which he is sole Trustee.

    (c) Other than receipt of the Warrant for 50,000 shares described in Item 4, neither Mr. Moore individually, nor the Trust, have been involved in any Share transactions since the filing of Amendment No. 2 to Schedule 13D on December 10, 1998.

    (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares.

    (e) As of December 30, 1998, the Trust is the beneficial owner of more than 5 percent of the Company's Shares. Mr. Moore, individually, is the indirect beneficial owner of more than 5 percent of the Company's Shares due solely to his position as Trustee for the Trust.

Colorado Wyoming Reserve Company                              Page 6 of 6 Pages
AMENDMENT NO. 3 TO SCHEDULE 13D                                 January 6, 1999



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships between the Trust or Mr. Moore and any other person with respect to any securities of the Company, other than the Warrant Agreement described above and the Joint Filing Agreement, dated January 6, 1999, as required by Rule 13d-1(f) of the Securities Exchange Act of 1934, as amended.


ITEM 7.       MATERIAL TO BE FILED AS AN EXHIBIT.

              Exhibit A - Warrant Agreement, dated as of December 30, 1998, between the Company and the Trust.

              Exhibit B - Joint Filing Agreement, dated January 6, 1999, by and between James E. Moore and The James E. Moore Revocable Trust U/D/T dated July 28, 1994, James E. Moore, Trustee.




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: January 6, 1999                    /S/ JAMES E. MOORE
                                          --------------------------------------
                                          James E. Moore, Individually



                                          JAMES E. MOORE REVOCABLE TRUST U/D/T
                                          DATED JULY 28, 1994


                                          By:  /S/ JAMES E. MOORE
                                             -----------------------------------
                                             James E. Moore, Trustee

                          EXHIBIT INDEX TO SCHEDULE 13D


Exhibit A     Warrant Agreement, dated as of December 30, 1998, between the
              Company and the Trust.


Exhibit B     Joint Filing Agreement, dated January 6, 1999, by and between
              James E. Moore and The James E. Moore Revocable Trust U/D/T dated
              July 28, 1994, James E. Moore, Trustee.